Q4 2018 Financial Results Filed by Byline Bancorp, Inc. Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Byline Bancorp, Inc. (Commission File No.: 001-38139)

Forward-Looking Statements This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication. No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication. In addition, this communication contains forward-looking statements related to the pending merger of Byline and Oak Park River Forest Bankshares, Inc., including, but not limited to, with respect to the expected completion date, financial benefits and other effects of the transaction. Factors that could cause actual results to differ materially from those presented in this communication regarding the pending merger may include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, costs savings, and other financial benefits of the proposed transaction that might not be realized within the expected timeframes or might be less than projected; the requisite Oak Park River Forest Bankshares, Inc. stockholder approval for the proposed transaction might not be obtained; credit and interest rate risks associated with Byline’s and Oak Park River Forest Bankshares, Inc.’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which Byline and Oak Park River Forest Bankshares, Inc. operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations, and other risks. Certain risks and important factors that could affect Byline’s future results are identified in its Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Additional Information and Where to Find It In connection with the proposed merger transaction involving Byline and Oak Park River Forest Bankshares, Inc. (“Oak Park”), Byline filed a registration statement on Form S 4 with the SEC, which includes a proxy statement of Oak Park and a prospectus of Byline, and Byline will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective. A definitive proxy statement/prospectus will also be sent to Oak Park stockholders seeking the required stockholder approval of the proposed transaction. Before making any voting or investment decision, investors and security holders of Oak Park are urged to carefully read the entire registration statement on Form S-4 initially filed by Byline on January 9, 2019 that includes a proxy statement/prospectus, as well as any amendments or supplements thereto and any other relevant documents that are filed or will be filed with the SEC, because they contain or will contain important information about the proposed transaction. The documents filed by Byline with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Byline may be obtained free of charge at its website at http://www.bylinebancorp.com. Alternatively, these documents, when available, can be obtained free of charge from Byline upon written request to Byline Bancorp, Inc., Attn: Corporate Secretary, 180 North LaSalle Street, 3rd Floor, Chicago, Illinois 60601. Information regarding the interests of certain of Oak Park’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is included in the registration statement on Form S-4 initially filed by Byline on January 9, 2019. Participants in the Solicitation Byline, Oak Park River Forest Bankshares, Inc., their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Oak Park River Forest Bankshares’, Inc. stockholders in connection with the proposed transaction. Information about the directors and executive officers of Byline may be found in Byline’s Annual Report on Form 10-K for the year ended December 31, 2017, as amended by its Form 10-K/A filed with the SEC on April 30, 2018, a copy of which can be obtained free of charge from Byline or from the SEC’s website as indicated above. In addition, information about the directors and executive officers of Byline and Oak Park River Forest Bankshares, Inc. and other persons who may be deemed participants in the transaction will be included in the proxy statement/prospectus and other relevant materials when filed with the SEC.

Fourth Quarter 2018 Highlights Loan Production Earnings Revenue Deposits $164.9 million of loan and lease originations, compared with $218.1 million in prior quarter Net loan growth of $45.8 million, up 5.3% annualized Elevated payoff activity compared to 3Q18 Strong loan balance growth particularly in Commercial Banking Total revenue of $67.8 million, an increase of 6.4% from 3Q18, driven by loan volume and solid fee income levels Net interest income up 1.3% due to higher average loan balances, offset by decline in accretion income NIM (excluding accretion income) 1 increased 14 bps to 4.13% from 3.99% in 3Q18 Non-interest income increased 30.7% driven by an increase in gain on sale revenue as a result of higher volume of loans sold Total deposits of $3.7 billion, up $9.1 million versus 3Q18 Non interest bearing deposits increased $17.7 million for the quarter and accounted for 31.8% of total deposits Deposit balances at former First Evanston branches finished the year higher than at closing of merger Efficiency Net income of $17.1 million, or $0.46 per diluted share, a record since our initial public offering in 2017 Asset impairment charges, merger-related, and core system conversion expense impacted EPS by $0.03 ROAA of 1.39% and ROATCE of 15.49%1 Pre-tax pre-provision ROA1 of 2.23% compared to 2.13% in 3Q18 and 1.73% in 4Q17 Efficiency Ratio remained steady 56.81%; Adjusted Efficiency Ratio1 improved to 54.95% from 55.78% in 3Q18 and 63.23% in 4Q17 Revenue growth of 6.4% outstripped adjusted expense growth of 4.4% driving continued improvement in operating leverage Deposits per branch improved to $63.6 million from $43.6 million on a year over year basis Represents a non-GAAP financial measure. See “Non-GAAP Reconciliation” in the appendix.

Loan and Lease Trends Loan & Lease Portfolio December 31, 2017 December 31, 2018 ($ in millions) Originated and Acquired Loan & Lease Portfolio Total loans and leases were $3.5 billion at 4Q18, an increase of $45.8 million or 1.3% from the prior quarter and 53.7% from 4Q17 Originated portfolio increased by $171.6 million or 33.0% annualized Acquired portfolio decreased by $125.8 million Payoff activity increased by $12.2 million versus 3Q18 $110.7 million in 4Q18 compared to $98.5 million in 3Q18

Total deposits increased $9.1 million to $3.7 billion Growth in non-interest bearing deposits and jumbo CDs offset by declines in other deposit categories Total deposit costs increased to 75 bps from 64 bps in the prior quarter Cost of interest bearing deposits increased by 14 bps and slowed relative to previous two quarters Deposit Trends Average Non-Interest Bearing Deposits ($ in millions) Deposit Composition Cost of Interest Bearing Deposits

Net Interest Income and Net Interest Margin Trends Net interest income increased $668,000 to $53.3 million, primarily due to higher average balances of loans and leases and the rising interest rate environment Net interest margin decreased four basis points to 4.69% from 3Q18 due to 18 bps decline in accretion income Net interest margin (excluding accretion income)1 increased 14 basis points to 4.13%, primarily due to higher average loan yields Earning asset yields increased to 5.54%, up five bps from 3Q18 Net Interest Margin Net Interest Income Represents a non-GAAP financial measure. See “Non-GAAP Reconciliation” in the appendix. ($ in millions) (1)

Total Non-Interest Income Non-Interest Income Trends Non interest income increased $3.4 million from 3Q18 Higher net gains on sales of loans $2.9 million impairment charge to servicing asset due to higher prepayment speeds and a rising interest rate environment Other fee income line items remained stable for the quarter ($ in millions) Total SBC Closed Loan Commitments Net Gains on Sales of Loans $141.1 million in closed loan commitments in 4Q18, compared to $136.1 million in 3Q18 $87.4 million of loan sales in 4Q18, compared to $59.6 million in 3Q18 Average premium increased due to more favorable mix of loans sold Small Business Capital

Non-Interest Expense Trends Non-interest expenses were stable for the quarter Non-interest expense, excluding significant adjustment items(1), was $39.1 million, an increase 4.4% from 3Q18 Salary and employee benefit expenses stabilized during the quarter Higher loan and lease related expenses, professional fees, and occupancy Adjusted efficiency ratio(1) of 54.95%, an improvement from 55.78% in prior quarter and 63.23% in 4Q17 ($ in millions) Efficiency Ratio Non-Interest Expense Represents a non-GAAP financial measure. See “Non-GAAP Reconciliation” in the appendix. (1) (1)

Asset Quality Trends Non performing assets improved to 0.67% in 4Q18 compared to 0.71% in 3Q18 NPLs/ Total Loans & Leases decreased to 0.79% in 4Q18 from 0.87% in 3Q18, primarily due to decline in government guaranteed portions of NPLs NPLs/ Total Loans & Leases excluding government guaranteed portions stable at 0.66% Other real estate owned increased by $423,000 during the quarter Provision expense of $3.9 million decreased from $5.8 million in 3Q18, primarily due to a reduction in specific impairment in the unguaranteed portion of the government guaranteed portfolio NCOs declined to 0.24% of average loans and leases from 0.25% in 3Q18 ALLL/Loans and Leases increased to 0.72% in 4Q18 compared to 0.68% in 3Q18 Acquisition accounting adjustments on acquired loans stood at $34.0 million versus $42.4 in the prior quarter NPLs / Total Loans & Leases ALLL / Loans & Leases

2019 Outlook and Strategic Priorities Acquisition Updates Areas of Focus Systems conversion on track for completion during first quarter of 2019 All regulatory approvals received for Oak Park River Forest (OPRF) Opportunities to partner with OPRF team to gain share in Oak Park and River Forest markets Continue to analyze acquisition opportunities in our markets Focus on core deposit growth in targeted markets Capitalize on disruption in Chicago banking market by adding new customers and banking talent Continue to pursue disciplined loan growth opportunities Continue to enhance product capabilities post conversion Improved Profitability Fully realizing the synergies from First Evanston and OPRF acquisitions Disciplined expense management to drive additional operating leverage Continuing to evaluate and optimize the branch network Increase fees generated by growth in Wealth Management / Trust, and Treasury Management

Appendix

Byline Bancorp, Inc.

Five Quarter Financial Summary

($ in millions, except per share data)

	For the Three Months Ended,				
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Income Statement					
Net interest income	$53.3	$52.6	$39.1	$33.7	$32.2
Provision	3.9	5.8	4.0	5.1	3.3
Non-interest income	14.6	11.1	14.5	11.4	12.6
Non-interest expense	40.4	38.0	45.8	31.9	30.4
Pretax income	23.6	19.9	3.8	8.1	11.1
Income taxes	6.4	5.4	1.1	1.3	11.9
Net income	**17.1**	**14.5**	**2.8**	**6.8**	**(0.8)**
Dividends on preferred shares	0.2	0.2	0.2	0.2	0.2
Net income (loss) available attributable to common shareholders	**$16.9**	**$14.3**	**$2.6**	**$6.6**	**($1.0)**
Diluted earnings (loss) per common share[(1)]	**$0.46**	**$0.39**	**$0.08**	**$0.22**	**($0.03)**
Balance Sheet					
Total loans and leases	$3,501.6	$3,455.8	$3,348.7	$2,280.4	$2,277.5
Total deposits	3,749.9	3,740.8	3,644.9	2,524.5	2,443.3
Tangible common equity[(1)]	479.3	456.6	441.3	381.9	376.8
Balance Sheet Metrics					
Loans and leases / deposits	93.91%	92.62%	92.03%	90.66%	93.43%
Tangible common equity / tangible assets[(1)]	10.02	9.60	9.51	11.26	11.51
Key Performance Ratios					
Net interest margin	4.69%	4.73%	4.43%	4.45%	4.26%
Efficiency ratio	56.81	56.57	83.35	69.04	66.06
Adjusted efficiency ratio[(1)]	54.95	55.78	63.48	68.77	63.23
Non-interest expense to average assets	3.27	3.13	4.75	3.85	3.64
Non-interest income to total revenues[(1)]	21.48	17.48	27.08	25.33	28.22
Return on average assets	1.39	1.20	0.29	0.82	(0.09)
Adjusted return on average assets[(1)]	1.47	1.23	1.10	0.74	0.87
Tangible book value per share[(1)]	$13.19	$12.59	$12.18	$12.99	$12.85

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(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Non-GAAP Reconciliation

Non-GAAP Reconciliation (continued)

Non-GAAP Reconciliation (continued)

Non-GAAP Reconciliation (continued)

Non-GAAP Reconciliation (continued)